201 Daktronics Drive PO Box 5128
November 15, 2017	Brookings, SD 57006-5128
tel 800-843-5843 605-692-0200
fax 605-697-4700
via EDGAR and U.S. Mail	www.daktronics.com

Melissa N. Rocha
Senior Assistant Chief Accountant
Office of Manufacturing and Construction
United States Securities and Exchange Commission
100 F Street, NE
Mail Stop 4631
Washington, DC 20549

Re:	Daktronics, Inc.
Form 10-K for the Fiscal Year Ended April 29, 2017
Filed June 9, 2017
Form 8-K
Filed September 15, 2017
File No. 0-23246
Dear Ms. Rocha:
We received your comment letter dated November 9, 2017 requesting explanations and information regarding the above-referenced Annual Report on Form 10-K and our Form 8-K filed on September 15, 2017. You requested we respond within 10 business days or advise the Staff when we will respond.

We request an extension of time until December 7, 2017. We are currently consumed in working through our second quarter earnings report and Quarterly Report on Form 10-Q and request additional time to allow us to coordinate discussion among appropriate individuals within our company and with our outside advisors.

Thank you for your consideration of this matter. In the meantime, please do not hesitate to contact me at 605-692-0214 or Sheila.Anderson@Daktronics.com.

Melissa N. Rocha
Senior Assistant Chief Accountant
Office of Manufacturing and Construction
United States Securities and Exchange Commission

Sincerely,

/s/ Sheila M. Anderson
Sheila M. Anderson
Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

cc:	Reece A. Kurtenbach, President and CEO, Daktronics, Inc.
Michele D. Vaillancourt, Winthrop & Weinstine, P.A.
Mindy Dragisich, Ernst & Young
Christopher A. Swanson, Deloitte & Touche LLP